Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form S-8 of SKK Holdings Limited of our report dated April 10, 2026 with respect to our audits of consolidated statements of balance sheets of SKK Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025 and the related notes, which are included in the Company’s Annual Report on Form 20-F filed on April 10, 2026.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 4, 2026	Certified Public Accountants
PCAOB ID: 1171